EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         January 23, 2001


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 02/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

This morning Koor received a notice from ECI Telecom Ltd., a company held by Koor (33.4% directly and indirectly), attached please find the notice.

                                        Yours Sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel
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[ECI TELECOM LOGO]
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                 ECI RELEASES ADDITIONAL INFORMATION REGARDING
                   FOURTH QUARTER AND FULL YEAR 2000 RESULTS

          Revenue Shortfall, SAB 101, One Time Charges and ECI Demerger
                       Costs to Impact Financial Results

Petah Tikva, Israel, January 22, 2001-- ECI Telecom Ltd. (NASDAQ: ECIL) announced today the expected impact on its fourth quarter and full year 2000 results of an additional revenue shortfall, the application of SAB 101, one time charges and the previously announced demerger of ECI into 5 separate companies.

Following the Company's pre-release on December 14, 2000 and subject to completion of the 2000 audit, the Company expects to report an additional revenue shortfall in 2000 of $60 - $75 million. Full year 2000 revenues are expected to be $ 1,160 -$1,175 million. The shortfall is attributable to initial implementation of SAB 101, decline in legacy DCME sales and lower than expected sales of legacy Optical Network products.

ECI has not yet completed evaluating the impact of SAB 101 on its financial results. Based upon current information, application of the standard will result in a shift of some revenues from 1999 to 2000 and from 2000 to 2001. In accordance with SAB 101, revenues for the fourth quarter of 2000 and the full year 2000 are expected to be $ 290-$300 million and $1,160-$1,175 million respectively. The Company expects to report an operating loss (excluding one time charges) of $ 35-$40 million for the fourth quarter. Due to the initial implementation of SAB 101, the financial statements for Q1 through Q3 of 2000 will be restated.

The 5 new companies formed as a result of the demerger of ECI Telecom are now completely separate entities. The separation process, which took approximately 4 months, was completed on January 1st, 2001. The corporate infrastructure, systems, operations and financials were reorganized into six separate organizations consisting of the 5 separate companies and ECI corporate. Mainly as a result of the demerger, fourth quarter 2000 results will include restructuring expenses and one time write-offs totaling approximately $100 - $130 million, attributable primarily to goodwill write-offs and employment termination costs.

Despite the lower than expected legacy SDH product sales, the new XDM optical platform of the recently created Lightscape networks company continues to gain momentum with very positive initial results of trials with major European PTTs and strategic customers. In addition, orders have already been received for immediate delivery.

"The separation of systems and companies, in conjunction with the quarter closing, resulted in the under estimation of the shortfall by the individual companies and by corporate as a whole," said Doron Inbar, President and CEO of ECI Telecom Ltd. "We continue to pursue significant financial and strategic telecom investors in order to realize the value of our newly separate companies and believe that the value of ECI should be based upon the sum of the value of these companies. In spite of the shortfall in legacy DCME and SDH, demand for the Company's products remains strong as reflected in the book to bill ratio of 1.1".

In its meeting today, the Board of Directors of ECI reaffirmed the demerger strategy and expressed its support and confidence in the management of the Company and its ability to realize the value inherent in each Company.

The Company expects to report Q4 and full year 2000 results on February 14, 2000.

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to the ability to complete transactions with investors, the ultimate success of the de-merger process, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
Avi Ben-Assayag                         Douglas Dean
ECI Telecom Ltd.                        ECI Telecom Ltd.
30 Hasivim Street,                      89 Headquarters Plaza North - Suite 1417
Petah Tikva, 49133                      Morristown, New Jersey 07960
Tel: +972-3-926-6778                    Tel:  973-401-6405
Fax: +972-3-926-6700                    Fax:  973-401-6406